November 22, 2022
VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Amy Geddes and Ms. Theresa Brillant
Re:    VSE Corporation
Form 10-K for Fiscal Ended December 31, 2021
Filed March 11, 2022
Form 8-K as of July 27, 2022
Filed July 28, 2022
File No. 000-03676
Dear Ms. Geddes and Brillant:
VSE Corporation, a Delaware corporation (“we,” “our,” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 9, 2022 (the “Comment Letter”) with respect to our Form 8-K filed on July 28, 2022. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.
Form 8-K as of July 27, 2022
Management Commentary
1.We note your discussion of Aviation segment adjusted EBITDA in the "Management Commentary" section. Please present the most directly comparable GAAP measure with equal or greater prominence when presenting a non-GAAP measure. This comment also applies to your discussion in the "Segment Results" section. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
Response:
In response to the Staff’s comment, we have reviewed the guidance and we note to the Staff the disclosure of Aviation segment reporting operating income, which appears in the sentence immediately preceding the sentence with segment Adjusted EBITDA in the first full paragraph of the earnings release after the highlights. We nevertheless acknowledge the Staff’s comment and, in future filings, will present segment operating income with equal or greater prominence when discussing Aviation segment adjusted EBITDA throughout the remainder of the earnings release and will do the same with any other non-GAAP measures presented in the earnings release.
Non-GAAP Financial Information
2.Please tell us how the adjustments used in the calculation of each of your non-GAAP measures are in compliance with Questions 100.01 and 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Your response should specifically identify and discuss each of these adjustments individually.
Response:
The Company respectfully acknowledges the Staff's comment. When considering whether to exclude these expenses as adjustments to our Non-GAAP financial measures, we considered Question 100.01 of the Staff's C&DI on Non-GAAP Financial Measures. We have explained below the rationale for each of the adjustments and why such adjustments are not misleading. We believe the presentation reflecting the impact of these items is appropriate as it provides additional information to investors about certain non-cash and other adjustments resulting from these infrequent and non-ordinary course items. In addition, we believe that excluding the impact of these adjustments on the

Company's results provides information meaningful to investors and analysts, is not misleading, and provides better visibility to evaluate period-over-period comparisons and in forecasting the Company's business going forward.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe Question 100.04 of the Staff’s C&DI on Non-GAAP Financial Measures applies to the Company’s presentation of Non-GAAP financial measures. Question 100.04 states that “Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G”. Our adjustment for Non-GAAP financial measures did not create an individually tailored measurement method. Rather, we presented a comparable GAAP measure in each case, and included adjustments which were calculated in accordance with GAAP.
The Non-GAAP financial measures we have historically presented reflect adjustments based on the exclusion of the following items:
Acquisition, integration and restructuring costs: The Company has excluded certain acquisition, integration, and restructuring related costs to allow more comparable comparisons of our financial results to our historical operations. Over the periods presented, costs resulting from acquisitions (including legal, accounting and due diligence costs) relate to the acquisitions of Global Parts Group and HAECO Special Services (HSS). Additionally, we have incurred costs specifically related to the integration of the acquired companies. Such integration costs vary in amount due to factors specific to each acquisition. As a result, these costs lack predictability as to occurrence and/or timing and create a lack of comparability between periods. The Company's restructuring costs relate to distinct initiatives, typically significant enterprise-wide changes, and vary in amount based on occurrence and factors specific to each of the activities. These costs are outside of the business's normal operations and create a lack of comparability between periods. Accordingly, we believe that excluding the foregoing expenses from the applicable Non-GAAP financial measures is appropriate and does not result in measures that are misleading.
Executive transition costs: The Company excluded executive leadership transition costs, including severance, legal, and recruiting fees. Historically, executive leadership changes have been infrequent due to the long tenure of our prior executive management team. We believe these costs are not reflective of future ongoing operations and affect the comparability of the Company's operational results across reporting periods.
Non-recurring professional fees: The Company has excluded certain non-recurring professional expenses that are the result of other, non-comparable events, primarily costs associated with the implementation of significant enterprise-wide strategic initiatives. These consulting fees arise outside of the ordinary course of our continuing operations. We exclude these costs to facilitate a more meaningful evaluation of our current operating performance and comparisons to our past operating performance.
Inventory reserve: The Company has excluded the inventory provision recorded in the second quarter of 2021. The continued effects of the COVID-19 pandemic on commercial air travel for our region-specific distribution programs, entered into prior to 2019, resulted in lowered demand forecasts. As a result, we recorded an inventory valuation adjustment due to excess quantities of inventory at levels higher than our updated forecasts of future demand. We do not consider the non-cash charge recorded to the inventory reserve to be normal and recurring nor reflective of our core operating performance as the reserve was a discrete, unique expense directly attributable to shortfall on demand caused by the global COVID-19 pandemic.
Forward contract loss provision: The Company has excluded a provision for a contract loss recognized during the first quarter of 2022. The charge represents the estimated loss driven by higher than anticipated supply chain material and labor costs related to a specific fixed-price, non-DoD contract with a foreign customer. We do not believe this charge to be normal and recurring as the composition of the population of our contracts generally do not require forward loss provisions; as such this is not considered indicative of ongoing business operations and strategy.
Russia/Ukraine conflict: The Company has excluded a non-cash charge to write down accounts receivable and inventory related to Russian and Ukrainian markets during the second quarter of 2022. We recorded a full write down of accounts receivable balances of specific customers that were directly impacted by the Russia/Ukraine military conflict. Additionally, we identified specific inventory materials, which we can isolate and specifically identify to Russia/Ukraine customers, that have no alternative customers or market to which we could sell and, therefore, we recognized a non-cash charge for this inventory write down. We believe the exclusion of these discrete non-cash charges facilitates a more accurate comparison of past and present performance.

Strategic Update
3.Please balance your discussion of "Growing Adjusted EBITDA" with a discussion of your GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
Response:
In response to the Staff’s comment, we have reviewed the guidance and will consider the balance of the information presented in light of Non-GAAP measures in future earnings releases in a location of equal or greater prominence.

    If you have any questions regarding these matters, please do not hesitate to contact the undersigned at sdgriffin@vsecorp.com.

Sincerely yours,

/s/ Stephen D. Griffin
Stephen D. Griffin
Chief Financial Officer